Contact

www.linkedin.com/in/wilson-
chang-48390216 (LinkedIn)

Wilson Chang

Venture/growth investing and startups
New York

Experience

Hudson Sustainable Investments
Managing Director
2012 - Present (10 years)

Sunlight Financial
Co-Founder and Board Member
2014 - Present (8 years)

Silver Lake Partners
Investment Professional
2008 - 2010 (2 years)

Goldman Sachs
Investment Banking
2006 - 2008 (2 years)

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Education

The Wharton School
· (2010 - 2012)

University of California, Berkeley